Exhibit 99.1

MDJM LTD Receives Nasdaq Staff Deficiency Letter

TIANJIN, China, Aug. 5, 2020 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, announced today that on August 3, 2020, it received a Nasdaq staff deficiency letter (the “Nasdaq Letter”) notifying the Company that it was no longer in compliance with the minimum Public Holders requirement as set forth in the Nasdaq Listing Rule 5550(a)(3).

Nasdaq Listing Rule 5550(a)(3) requires companies listed on The Nasdaq Capital Market (“Nasdaq Market”) to maintain at least 300 Public Holders for continued listing. Based on the number of Public Holders prior to the date of the Nasdaq Letter, the Company no longer meets the minimum Public Holders requirement. The Nasdaq Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq Market and, at this time, the Company’s ordinary shares will continue to trade on Nasdaq Market under the symbol “MDJH.”

The Nasdaq Letter specified that, under Nasdaq rules, the Company has 45 calendar days (until September 17, 2020) to submit a plan to regain compliance with respect to the requirements for continued listing. If the plan is accepted by Nasdaq, Nasdaq can grant an extension of up to 180 calendar days from the date of the Nasdaq Letter to evidence compliance. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on Nasdaq Market.

The Company is making this announcement in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a noncompliance letter.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJH provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692